UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                               MRU HOLDINGS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   55348A102
                            -----------------------
                                 (CUSIP Number)


                              LOUIS W. ZEHIL, ESQ.
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                                MCGUIREWOODS LLP
                   1345 AVENUE OF THE AMERICAS, SEVENTH FLOOR
                               NEW YORK, NY 10105
                                 (212) 548-2164
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 8, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

                                          SCHEDULE 13D
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CUSIP NO.  55348A102                           13D
==================================

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       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GARG, VISHAL

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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)                                          (a) [_]
                                                                        (b) [_]
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       3         SEC USE ONLY
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       4         SOURCE OF FUNDS (See Instructions)

                 OO
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       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)
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       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 US
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            NUMBER OF                     7     SOLE VOTING POWER

            SHARES                              2,938,538 (SEE ITEM 5)
                                  ----------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

            OWNED BY                            0
                                  ----------------------------------------------
            EACH                          9     SOLE DISPOSITIVE POWER

            REPORTING                           2,938,538 (SEE ITEM 5)
                                  ----------------------------------------------
            PERSON                       10     SHARED DISPOSITIVE POWER

            WITH                                0
================================================================================
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,938,538 (SEE ITEM 5)
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       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES

                (See Instructions)
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       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.4%
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       14       TYPE OF REPORTING PERSON (See Instructions)

                IN
================================================================================

                                  SCHEDULE 13D

      Item 1.     Security and Issuer

      This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock") of MRU Holdings, Inc., a Delaware corporation (the "Company") (formerly known as Pacific Technology, Inc.), the principal executive offices of which are located at 600 Lexington Avenue, New York, NY 10022.

      Item 2.     Identity and Background

      This statement is being filed on behalf of Vishal Garg, the Executive Vice President and Chief Financial Officer of MRU Holdings, Inc., 600 Lexington Avenue, New York, New York 10022.

      During the last five years, the filing person has neither been (i) convicted in any criminal proceeding, nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.     Source and Amount of Funds or Other Consideration

      The shares of Common Stock reported hereby were exchanged for shares of Iempower, Inc., of which Vishal Garg was a founder, in a share exchange transaction which occurred on July 8, 2004. See Item 5, below for further details regarding this transaction. Also, see the Company's Information Statement on Schedule 14C dated June 14, 2004 and filed with the Securities and Exchange Commission on June 15, 2004 (the "Information Statement").

      Item 4.     Purpose of Transaction

      Vishal Garg acquired the shares of Common Stock reported hereby for investment purposes only. Mr. Garg does not have any plan or proposal which relates to, or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                               Page 3 of 5 pages

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

      (j) any action similar to any of those enumerated above.

      Item 5.     Interest in Securities of the Issuer


      Effective July 8, 2004, the Company acquired 100% of the outstanding capital stock of Iempower, Inc. a privately-held Delaware corporation doing business as MyRichUncle ("Iempower"), pursuant to a Share Exchange Agreement dated as of April 13, 2004 with Iempower and its stockholders, in exchange for 6,863,433 shares of the Company's Common Stock, which the Company issued to the stockholders of Iempower, together with 2,136,567 common stock purchase warrants to the warrant holders of Iempower (the "Share Exchange") (each warrant is exercisable to purchase one share of Common Stock, and the warrants have a weighted average exercise price of $0.45 per share). Concurrently, and in connection with the exchange of shares, the Company also sold 100% of the outstanding capital stock of its Nevada subsidiary, Pacific Technology, Inc., to four of its principal stockholders prior to the Share Exchange in exchange for 9,325,000 shares of Common Stock, which the Company has stated it intends to retire.

      Although the Company acquired Iempower as a result of the Share Exchange, the stockholders of Iempower hold a majority of the voting interest in the Company. Additionally, the Share Exchange resulted in Iempower's management and Board of Directors assuming operational control of the Company. Accordingly, after giving effect to the Share Exchange, Raza Khan and Vishal Garg, beneficially own 23.5% and 22.4%, respectively, of the Company's Common Stock outstanding after the Share Exchange and the Company's sale of its Nevada subsidiary. Mr. Khan became a director and the President of the Company after the Share Exchange, and Mr. Garg became a director and the Executive Vice President and Chief Financial Officer of the Company after the Share Exchange.

      In contemplation of the Share Exchange, on July 6, 2004, the Company changed its name to MRU Holdings, Inc.

                               Page 4 of 5 pages

      Pursuant to these transactions, on July 8, 2004, the Company issued to Vishal Garg 2,172,952 shares of Common Stock and warrants to purchase 765,586 shares of Common Stock. These securities constitute the aggregate of 2,938,538 shares of Common Stock that Mr. Garg beneficially owns. The warrants were immediately exercisable upon issuance. Of these warrants, and have an exercise price of $0.99 per share, which can be paid in cash or, if the market price of the Common Stock is greater than $.99 per share, by way of a "cashless exercise," in which case the Company will issue a net number of shares of Common Stock upon exercise that reflects the payment of the purchase price by surrender of shares to the Company at the then-current market price. 7,580 of these warrants expire September 1, 2006. Of the remaining 758,006 warrants, one-third expire on each of December 31, 2006, 2007 and 2008.

      The transactions are more fully described in the Company's Information Statement, which is hereby incorporated by reference in this Schedule 13D.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Shares Exchange was consummated pursuant to a Share Exchange Agreement dated as of April 13, 2004 among the Company, Iempower and the stockholders of Iempower. This agreement is included as an exhibit to the Information Statement. This agreement was amended on July 6, 2004, and the Company included a copy of this amendment on its Current Report on Form 8-K dated July 6, 2004, which the Company filed with the Securities and Exchange Commission on July 7, 2004, which is hereby incorporated by reference.

      In connection with the Share Exchange, the Company has agreed to register for resale shares of Common Stock issued by the Company in the Share Exchange, including the filing person's shares of Common Stock reported hereby.

      Item 7.     Material to be Filed as Exhibits

      Not applicable.

                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         July 16, 2004
                                                 -------------------------------
                                                            (Date)


                                                        /s/ Vishal Garg
                                                 -------------------------------
                                                          (Signature)


                                                          Vishal Garg
                                                 -------------------------------
                                                             (Name)

                               Page 5 of 5 pages